Filed by Provident Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Provident Financial Services, Inc.

Commission File No. 1-31566

PRESS RELEASE

THE PROVIDENT BANK

Contact:

Kenneth J. Wagner

Investor Relations

Provident Financial Services, Inc.

830 Bergen Avenue

Jersey City, NJ 07306

201-915-5344

ken.wagner@providentnj.com

For Immediate Release: 5 pm EST, March 2, 2004

Provident Financial Services, Inc. to Present at Sandler O’Neill West Coast Financial Services Conference

JERSEY CITY, NJ — Provident Financial Services, Inc. (NYSE:PFS) today announced that Kevin J. Ward, Executive Vice President & Chief Operating Officer, will make a presentation at the Sandler O’Neill & Partners, L.P. West Coast Financial Services Conference to be held in North San Diego, California on March 10, 2004 beginning at 7:10 a.m. Pacific Time (10:10 a.m. Eastern Time).

Interested individuals can access a live broadcast of the presentation over the internet by accessing http:/www.sandleroneill.com. If you are unable to participate during the live presentation, a replay will be available on the aforementioned website for 30 days beginning March 11, 2004.

The live presentation will also be available via audio conference by dialing 1-706-645-9215. Callers will need to reference the Sandler O’Neill Conference, Session 2.

A copy of the slides used in the presentation will be available on the company’s website, www.providentnj.com, within the Investor Relations section under Presentations.

Provident Financial Services, Inc. is the holding company of The Provident Bank. The company reported assets of $4.3 billion as of December 31, 2003. Founded in 1839, the bank has 54 branches in northern and central New Jersey.

The webcast and slide presentation referenced in this news release may contain a number of forward-looking statements, as that term is defined in the Private Securities Litigation reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. Access the filings and other financial and business information regarding the Company at www.providentnj.com.